SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH. D.C.
158

SECURI 04004241 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle (City) WA (State) 98101-2342 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blaine O'Kelley (206) 628-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

801 Second Avenue, Suite 900 Seattle WA 98104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blaine O'Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Treasurer

Title

Notary Public

MICHAEL S. NEWHOUSE COMMISSION EXPIRES NOTARY PUBLIC 5-29-05 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seattle-Northwest Securities Corporation

Financial Statements and Supplemental Schedules

As of and for the Six Months Ended December 31, 2003
and December 31, 2002 (unaudited)
(Filed as confidential information pursuant with Rule 17a-5(e)(3))

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Independent Auditors' Report

The Board of Directors
Seattle-Northwest Securities Corporation:

We have audited the accompanying statement of financial condition of Seattle-Northwest Securities Corporation as of December 31, 2003, and the related statement of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the six months ended. These financial statements are the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the six months ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In accordance with *Government Auditing Standards*, we have also issued a report dated January 27, 2004 on our consideration of Seattle-Northwest Securities Corporation's internal controls.

KPMG LLP

Seattle, Washington
January 27, 2004

Seattle-Northwest Securities Corporation
Statements of Financial Condition
December 31, 2003 and 2002

ASSETS

	Dec 31, 2003	Dec 31, 2002 (unaudited)
Cash	$ 989,777	$ 4,836,381
Receivables:		
Brokers and Dealers	620,000	35,870
Customers	1,916,985	622,448
Non-Customers	853,314	690,977
Securities Purchased Under Agreements to Resell	238,055,913	185,987,636
Securities Owned	485,816,566	482,843,612
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,419,373, and $2,223,395	959,622	730,416
Deposits with Clearing Organizations	636,995	338,359
Intangible Asset Associated with Customer Relationships	220,833	233,333
Other Assets, Primarily Deposits	457,634	339,328
	$ 730,527,639	$ 676,658,360

LIABILITIES & SHAREHOLDERS' EQUITY

Bank Loans	$ 32,382,987	$ 0
Securities Sold Under Agreements to Repurchase	211,476,055	275,228,280
Payables to Brokers and Dealers	433,771	703,222
Payables to Customers and Non-Customers	340,637	11,081
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	466,934,553	381,964,237
Accounts Payable	902,552	201,984
Accrued Liabilities	3,851,144	4,325,525
Income Taxes Payable	0	524,878
	716,321,699	662,959,207
Commitments and Contingencies		
Liabilities Subordinated to Claims of General Creditors	699,659	1,094,915
Shareholders' Equity	13,506,281	12,604,238
	$ 730,527,639	$ 676,658,360

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation
Statements of Income
For the Six Months Ended December 31,

	2003	2002 (unaudited)
REVENUES		
Underwriting	$ 6,342,232	$ 8,193,468
Municipal Consulting Fees	1,364,778	872,728
Trading:		
Municipals	1,628,255	1,490,996
Governments	(125,761)	(3,711,138)
Corporates	126,691	1,706,317
Subtotal	1,629,185	(513,825)
Interest:		
Municipals (Tax-Exempt)	179,111	331,958
Taxable	4,579,442	8,422,148
Subtotal	4,758,553	8,754,106
Other	57,085	2,465
Total Revenues	14,151,833	17,308,942
EXPENSES		
Employee Compensation & Benefits	8,569,904	9,323,099
Security Handling	198,639	267,156
Communications	330,288	210,852
Occupancy	1,192,524	1,186,424
Interest	1,215,971	3,035,684
Taxes & Licenses	108,844	225,252
Promotional Costs	335,525	238,849
Regulatory & Legal Costs	348,180	369,441
Underwriting	313,086	428,373
Secondary Insurance	18,150	0
Other	198,470	210,228
Total Expenses	12,829,581	15,495,358
NET INCOME BEFORE TAXES	1,322,252	1,813,584
INCOME TAX EXPENSE	92,383	550,000
NET INCOME	$ 1,229,869	$ 1,263,584

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation
Statements of Changes in Shareholders' Equity
For the Six Months Ended December 31, 2003

	Common Stock*				
	Number of Shares Outstanding	Par	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Common Stock Purchase Loans	Total
Balance at June 30, 2003	1,110,018	$ 11,100	$ 13,351,286	$ (422,542)	$ (77,045)	$ 12,862,799
Net Income	–	–	–	$ 1,229,869	–	$ 1,229,869
Distributions on Common Stock	–	–	–	(545,512)	–	$ (545,512)
Common Stock Sold	105,440	$ 1,054	$ 1,881,050	–	–	$ 1,882,104
Repurchase of Common Stock	(108,362)	$ (1,084)	$ (1,933,178)	–	–	$ (1,934,262)
Loans to Shareholders for Purchase of Common Stock, Net of Repayments	–	–	–	–	$ 11,283	$ 11,283
Balance at December 31, 2003	1,107,096	$ 11,070	$ 13,299,158	$ 261,815	$ (65,762)	$ 13,506,281

*Par value $.01 a share – authorized 5,000,000 shares. Issued and outstanding shares for December 31, 2003 - 1,107,096 shares, 827,841 of which are ESOP shares.

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Six Months Ended December 31, 2003

Subordinated Liabilities at June 30, 2003	$	729,943
Increases:		
Issuance of Subordinated Notes	$	334,688
Decreases:		
Payment of Subordinated Notes	$	364,972
Subordinated Liabilities at December 31, 2003	$	699,659

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation
Statements of Cash Flows
For the Six Months Ended December 31,

	2003	2002 (unaudited)
Cash Flows from Operating Activities:		
Net Income	$ 1,229,869	$ 1,263,584
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	198,979	175,146
Loss on Sale of Assets	47,283	12,811
Amortization (purchase) of Intangible Assets	12,500	(233,333)
Change in Certain Assets and Liabilities:		
Securities Inventory, net	118,335,073	101,258,952
Net Receivables from/Payables to Broker/Dealers	(718,710)	(2,925,307)
Net Receivables from/Payables to Customers and Non-customers	(788,944)	4,147,748
Net Income Taxes Receivable/Payable	(201,264)	298,000
Accounts Payable and Accrued Liabilities	(4,623,184)	(325,677)
Deposits with Clearing Organizations and Other Assets	670,503	506,413
Net Cash Provided by Operating Activities	114,162,105	104,178,337
Cash Flows from Investing Activities:		
Purchase of Office Furniture, Equipment, and Leasehold Improvements	(463,075)	(66,266)
Proceeds from Sale of Office Furniture and Equipment	12,200	95
Net Cash Used in Investing Activities	(450,875)	(66,171)
Cash Flows from Financing Activities:		
Net Increase (Decrease) in Bank Loans	18,382,987	(16,203,521)
Net Increase in Securities Purchased Under Agreements to Resell	(46,154,386)	(26,222,736)
Net Decrease in Securities Sold Under Agreements to Repurchase	(86,844,932)	(58,907,473)
Repayment of Subordinated Debt Issued	(364,972)	--
Common Stock Sold	1,882,104	807,218
Net Repayments of Common Stock Purchase Loans	11,283	2,372
Distributions	(545,512)	--
Repurchase of Common Stock	(1,402,849)	(1,022,486)
Net Cash Used in Financing Activities	(115,036,277)	(101,546,626)
Net (Decrease) Increase in Cash	(1,325,047)	2,565,540
Cash at June 30, 2003 and 2002	2,314,824	2,270,841
Cash at December 31, 2003 and 2002	$ 989,777	$4,836,381
Supplemental Disclosures of Cash Flow Information:		
Cash Paid for Interest	$ 1,199,885	$ 3,041,282
Supplemental Disclosure of Non-Cash Information:		
Subordinated Debt Issued to Repurchase Common Stock	$ 334,688	$ --
Debt Issued to Repurchase Common Stock	$ 196,725	$ --

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation

Notes to Financial Statements

As of and for the Six Months Ended December 31, 2003 and December 31, 2002 (unaudited)

---

1. Organization and Summary of Significant Accounting Policies

Organization – Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2003, the ESOP owned approximately 75% of Seattle-Northwest Securities Corporation outstanding common stock. Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2003 and December 31, 2002 (unaudited), the amount of such non-forgivable shareholder loans included in noncustomer receivables was $181,658 and $220,315, respectively.

Receivables From and Payables to Brokers and Dealers – Such amounts principally represent the contract value of securities which have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Noncustomers – Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions which are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements which are executed with the same counterparty and meet criteria for the right of offset.

Securities Owned – Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value based on quoted market prices and includes accrued interest. The unrealized gain or loss resulting from changes in quoted market prices is included in trading revenues.

Office Furniture, Equipment and Leasehold Improvements – Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships – In August 2002, the Company hired an independent advisor and acquired a book of customer relationships served by the advisor for a purchase price of $250,000. The asset acquired by the Company primarily involves contracts with customers that will continue to be served by the Company. The resulting intangible asset is being amortized on a straight-line basis over a period of 10 years. Amortization expense recognized on the asset was $12,500 and $16,667 for the six months ending December 31, 2003 and December 31, 2002 (unaudited), respectively, and is expected to be $25,000 on an annual basis. The Company performs an impairment analysis annually.

Accounts Payable – Included in Accounts Payable is a Note Payable of $196,725 resulting from the redemption of Company stock. Terms of the note are identical to the subordinated notes described in Note 6, and it is anticipated that this note will be subordinated as well upon approval by the NASD.

Revenue Recognition – Security transactions are recorded on settlement date which generally is three business days after trade date for municipal and corporate securities and one business day after trade date for U.S. Government securities. Had the Company recorded its security transactions on a trade date basis, net income would not be materially affected and an increase of $28,064,000 and $403,300 as of December 31, 2003 and December 31, 2002 (unaudited), respectively, of net securities inventory would be shown on the statements of financial condition with a net corresponding amount payable to brokers, dealers and customers. Interest income and expense on security positions are recorded on the accrual basis. Underwriting revenue is recognized at the time the underwriting is completed and the revenue is reasonably determined. Municipal consulting fees are recorded on the accrual basis on the date the issue is underwritten.

Income Taxes – On June 23, 2003, the Company's shareholders' agreed to change the corporation from Subchapter C taxation to Subchapter S taxation. The Company received Internal Revenue Service approval and changed its fiscal year-end to December 31 to comply with Subchapter S corporation requirements. The Company became a nontaxable entity and changed its fiscal year end effective July 1, 2003. The Company has recorded $92,383 income tax expense for the six months ended December 31, 2003, which represents a difference between management's estimated

income tax expense for the year ending June 30, 2003 and actual. The Company has also recorded income taxes receivable of $179,349 for an overpayment of income taxes made in the current period related to June 30, 2003. These income tax related amounts are unique to the year of conversion, and are not expected to continue in future periods. The Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Financial Instruments – The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In May 2003, the Financial Accounting Standards Boards issued Financial Accounting Standard (FAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The provisions of this Statement originally were set to be effective on July 1, 2003; however, adoption of this provision has been deferred until fiscal periods beginning after December 15, 2004. As a result of adopting this Statement, Liabilities Subordinated to Claims of General Creditors will be reclassified and included in liabilities.

Reclassification – Certain reclassifications have been made to prior year's reported amounts to conform with the current year's presentation.

2. Bank Loans

In the normal course of business the Company borrows from banks on a demand basis secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $32,382,987 and $0 as of December 31, 2003 and December 31, 2002 (unaudited), respectively. At December 31, 2003, the stated interest rate on these borrowings was 1.625%

3. Securities Owned

Securities owned at December 31 consist of:

	2003	2002 (unaudited)
U.S. Government and Federal Agency Securities	$ 399,469,159	$ 414,713,129
State and Municipal	43,154,873	21,770,118
Corporate	43,192,534	46,360,365
	$ 485,816,566	$ 482,843,612

4. Commitments and Contingencies

In the normal course of business the Company enters into when-issued and underwriting commitments. Open commitments at December 31, 2003, which were subsequently settled, had no material effect on the financial condition of the Company.

The aggregate annual rental commitments at December 31, 2003 under all office leases, subject to certain escalation charges, are as follows:

2004	$ 689,624
2005	714,960
2006	677,380
2007	665,052
2008	665,273
Thereafter	2,578,696
	$ 5,990,985

Rental expense for office space was $359,500 and $342,461 for the six months ended December 31, 2003 and December 31, 2002 (unaudited), respectively.

5. ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a six-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers. ESOP compensation expense for the six months ended December 31, 2003 and December 31, 2002 (unaudited), was $554,594 and $340,200, respectively.

6. **Buy-Sell Agreement**

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies that the Company must redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. In November 2001 and December 2003, the Company paid cash and issued subordinated notes in order to satisfy redemption obligations of redeeming shareholders. As of December 31, 2003, the Company has subordinated notes outstanding totaling $699,659. The notes from November 2001 have a remaining balance of $364,972 and pay interest at 7%. The November 2001 note balance was subsequently paid off in January 2004. The note from December 2003 matures on December 2007, has a balance of $334,687, and pays interest at LIBOR plus 3%.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as approved by the Board of Directors.

7. **Capital Requirements**

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At December 31, 2003, the Company's net capital under these rules was $5,088,874, which exceeded minimum capital requirements by $4,721,009. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.08 to 1.

8. **Common Stock Purchase Loans**

During the six months ended December 31, 2003 and 2002 (unaudited), the Company issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

9. **Other**

The Company's audited public statement of financial condition as of December 31, 2003 filed pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C. in Los Angeles.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Seattle-Northwest Securities Corporation as of December 31, 2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 13,506,281	3450
2.	Deduct: Ownership equity not allowable for net capital					3490
3.	Total ownership equity qualified for net capital				13,506,281	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				699,659	3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and subordinated liabilities				$ 14,205,940	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition		$ 2,378,207	3540		
	1. Additional charges for customers' and non-customers' securities accounts			3550		
	2. Additional charges for customers' and non-customers' commodities accounts			3560		
	B. Aged fail-to-deliver			3570		
	1. Number of items	3450				
	C. Aged short security differences-less reserve of $	3460		3580		
	number of items	3470				
	D. Secured demand note deficiency			3590		
	E. Commodity futures contracts and spot commodities proprietary charges			3600		
	F. Other deductions and/or charges		60,371	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
	H. Total deductions and/or charges				(2,438,578)	3620
7.	Other additions and/or allowable credits (List)				0	3630
8.	Net Capital before haircuts on securities positions				$ 11,767,362	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments			3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
	2. U.S. and Canadian government obligations		3,655,406	3690		
	3. State and municipal government obligations		2,068,735	3700		
	4. Corporate obligations		657,607	3710		
	5. Stocks and warrants			3720		
	6. Options			3730		
	7. Arbitrage			3732		
	8. Other securities			3734		
	D. Undue concentration		362,502	3650		
	E. Other (List)			3736	(6,744,250)	3740
10.	Net Capital				$ 5,023,112	3750

OMIT PENNIES

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2003 as filed, January 20, 2004 on Form X-17A-5 Part II by Seattle-Northwest Securities Corporation.

See accompanying Independent Auditors' Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seattle-Northwest Securities Corporation as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	*Minimum net capital required (6-2/3% of line 19)*	$	367,864	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	367,864	3760
14.	Excess net capital (line 10 less 13)	$	4,655,248	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)	$	4,537,077	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	5,517,969	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19.	Total aggregate indebtedness				$	5,517,969	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)				%	109.85%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)				%	117.00%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	n/a	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%		3851
27.	Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%		3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	n/a	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	n/a	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	n/a	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) *For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material* non-allowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2003 as filed, January 20, 2004 on Form X-17A-5 Part II by Seattle-Northwest Securities Corporation.

See accompanying Independent Auditors' Report.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seattle-Northwest Securities Corporation as of December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 340,637	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	290,813	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (list)		4425		
11. TOTAL CREDITS			$ 631,450	4430
DEBIT BALANCES				
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 1,592,989	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	292,600	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 1,885,589	4470
18. **less 3% (for alternative method only - see Rule 15c3-1 (f) (5) (i))				4471
19. **TOTAL 15C3-3 DEBITS			1,885,589	4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)			$ 1,254,139	4480
21. Excess of total credits over total debits (line 11 less line 19)				4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			102,938	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities				4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities			$ 102,938	4530
26. Date of deposit (MMDDYY)				4540

FREQUENCY OF COMPUTATION

27. Weekly ______ [4333] Monthly X [4334]

The above computation of reserve requirements does not differ materially from the computation of reserve requirements as of December 31, 2003 as filed, January 20, 2004 on Form X-17A-5 Part II by Seattle-Northwest Securities Corporation.

See accompanying Independent Auditors' Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER	Seattle-Northwest Securities Corporation	as of December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 ______ 4550

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained ______ 4560

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335 ______ 4570

D. (k) (3)-Exempted by order of the Commission ______ 4580

Schedule III

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B $ 0

   A. Number of Items none

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D $ 0

   A. Number of Items none

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes X 4584 No ______

NOTES

A- Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B- State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C- Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D- Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — $ 0 [4586]

   A. Number of Items — none [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — $ 0 [4588]

   A. Number of Items — none [4589]

   OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 — Yes x [4584] No ____ [4585]

NOTES

A- Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B- State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C- Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D- Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

The above computation of possession or control requirements does not differ from the computation of possession or control requirements as of December 31, 2003 as filed, on January 20, 2004 on Form X-17A-5 Part II Seattle-Northwest Securities Corporation.

See accompanying Independent Auditors' Report.

Schedule IV

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Standard Stockbrokerage & Company, Inc. as of December 31, 2003

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS			
1. Net ledger balance:			
A. Cash			7010
B. Securities (at market)			7020
2. Net unrealized profit in open futures contracts traded on a contract market			7030
3. Exchange traded options:			
A. Add: Market value of open option contracts purchased on a contract market			7032
B. Deduct: Market value of open option contracts granted (sold) on a contract market			7033
4. Net equity (deficit) (total of 1, 2 and 3)		0	7040
5. Add accounts liquidating to a deficit and accounts with debit balances and no open trades			7050
6. Amount required to be segregated (total of 4 and 5)		0	7060
FUNDS ON DEPOSIT IN SEGREGATION			
7. Deposited in segregated funds bank accounts:			
A. Cash			7070
B. Securities representing investments of customers' funds (at market)			7080
C. Securities held for particular customers or options customers in lieu of cash (at market)			7090
8. Margins on deposit with clearing associations of contract markets:			
A. Cash			7100
B. Securities representing investments of customers' funds (at market)			7110
C. Securities held for particular customers or options customers in lieu of cash (at market)			7120
9. Settlement due from (to) clearing organizations of contract markets			7130
10. Exchange traded options:			
A. Add: Unrealized receivables for option contracts purchased on contract markets			7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets			7133
11. Net equities with other FCM's			7140
12. Segregated funds on hand:			
A. Cash			7150
B. Securities representing investments of customers' funds (at market)			7160
C. Securities held for particular customers or options customers in lieu of cash (at market)			7170
13. Total amount in segregation (total of 7 through 12)	$	0	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	0	7190

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5

The Board of Directors
Seattle-Northwest Securities Corporation:

In planning and performing our audit of the financial statements of Seattle-Northwest Securities Corporation (the Company), for the six months ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Seattle, Washington
January 27, 2004